EXHIBIT 99.3
Investors and Analysts Call

INFOSYS TECHNOLOGIES LTD
CONFERENCE CALL
8.00 PM INDIA TIME
AUGUST 25, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

V. Balakrishnan
Infosys Technologies – CFO

CONFERENCE CALL PARTICIPANTS

Diviya Nagarajan
JM Financial

Krishnan
Spark Capital

Dipen Shah
Kotak Securities

Rishi Maheshwari
Centrum Broking

Sandeep Shah
ICICI Securities

Nitin Padmanabhan
Centrum Broking

Abhishek
SIG

Hitesh Punjabi
Religare Securities

Trip Chowdhry
Global Equities Research

George Price
Stifel Nicolaus

David Crowe
CPEM

Mark Zgutowicz
Piper Jaffray

David Grossman
Thomas Weisel

Devang Kothari
JMP Securities

Ed Caso
Wachovia

Moderator

Good evening ladies and gentlemen. I am Suresh, the moderator for this conference. Welcome to the Infosys Technologies Limited analysts conference Call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to India Bridge. After that, the question and answer session will be conducted for participants in International Bridge. Now, I would like to hand over to Mr. Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Thanks Suresh. Good morning and good evening to everyone and welcome to this call to discuss Infosys proposed acquisition of Axon Group. We apologize for the delayed start because of a disturbance in the line. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this conference is CEO and MD, Mr. S. Gopalakrishnan; COO, Mr. S.D. Shibulal and CFO Mr. V. Balakrishnan. We will start the proceedings with a brief statement on the proposed acquisition and subsequently we will open up the discussions for Q&A. Before I pass it on to management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.SEC.gov. I would now like to pass it on to Mr. S. Gopalakrishnan.

S. Gopalakrishnan

Thanks Sandeep and good morning and good evening to every one of you. This call is to discuss a transaction to acquire the entire issued and to be issued shares of Axon Group Plc. Axon is one of the leading service providers, consulting companies in the SAP space and as you know, Infosys has a fairly large practice also in the SAP space. We have 2,100 consultants, we have 100 plus clients and this is one of the services which have been growing at about 65% over the last several years. So, we have been looking at how we can enhance our transformation capabilities, how we can enhance our ability to serve large clients, how we can increase our global reach, and in Axon, we are finding that here is an opportunity to take full advantage of the clients they have, the capabilities they have, the reach they have and together we believe that this helps us create one of the leading global SAP consulting and service provider. This allows us to, of course, cross-sell each other’s clients. The overlap in the client base is minimum. This allows us to leverage the industry verticals in which Axon operates. Again, this is complimentary to Infosys and this also allows us to participate in a significant way in large transformational deals. This space continues to offer significant opportunities for growth, the SAP and related consulting services offers significant opportunities for growth, both the companies have been growing and hence the combination would be a significant direction in which we are moving together. We have come across Axon in some client opportunities. We have great respect for them. We have respect for their capabilities and the opportunity came for us to combine and hence this proposed offer for acquiring the entire stake of Axon. The acquisition price is 6 pounds per Axon share. The entire consideration is payable in cash and is based on our internal cash balances. This offer price is a premium of 33% over the last 6 months average price and 19.4% premium over the closing price last Friday. So, the fully diluted valuation will come to about GBP 407 million. There is a process to be followed, the process would end in a closing sometime in November, so that is the process we are participating at this point. So, now let me open it up for question and answers.

Moderator

Thank you very much sir. We will now begin the Q&A interactive session for participants connected to India bridge. Participants who wish to ask questions, please press *1 on your telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. To ask a question, please press *1 now. First in line, we have Ms. Diviya Nagarajan from JM Financial.

Diviya Nagarajan

Hi. Congrats on the acquisition. Just a question on the vertical concentration of this company. Could you just run us through what are the key verticals they have exposure to and their percentage contribution from the top three?

S. Gopalakrishnan

So, the verticals, I am reading out in alphabetical order. Aerospace, defence, automotive, chemicals, distribution, transportation, electronics and electrical, that is hi-tech engineering, financial services, manufacturing, oil and gas, pharmaceuticals, printing, media, public sector, retail, telecommunication, utilities, and the overlap when you look at the client base is minimum and then some of the sectors like public sector, etc. are significant opportunities for the combined entity. Infosys has very little exposure to public sector, so in that sense, it is synergistic.

Diviya Nagarajan

Okay. What would be the top three verticals?

V. Balakrishnan

Well, that is not a public information for the company. But I think as Kris said, they are present in most of the verticals. In some of verticals, our presence is small. So we can leverage each other.

Diviya Nagarajan

Right. And you also said the overlap in the client base is minimal, could you put a number to that?

V. Balakrishnan

Well, if you look at their client base, their large clients are clients like BP, Xerox, and TXU Energy in US and if you look at the total client base, we have very few clients where we have common clients. So, there is very minimal overlap. I can’t give you the number but we have very minimal overlap.

Diviya Nagarajan

Right. One last question and then I will come up for followup later, you are acquiring the entire issued and to be issued shares in the company. Could you just detail out the actual number of shares and the procedure for the same?

V. Balakrishnan

See, we are going to a scheme process. The process is Axon has to send a scheme document to all their shareholders and then there is a shareholders meeting. The shareholders have to approve the scheme, then there is a court process where there will be two court hearings, then the scheme becomes effective, then you can buy the whole 100% of the company. Today, they have 64.30 million shares outstanding and they have options which are above water of 3.54. So totally, on a fully diluted basis, they will have 67.85 million shares. At 6 pounds a share, it will be GBP 407.1 million. So, we have to go through the whole process. This all could take us up to maybe end November and once the scheme is effective, we buy the whole company. Today, around 18% of the stocks held by founders and some of the key employees, they have given hard irrevocables to us. So, they will vote in our favor in the shareholders meeting. So, I think we are making a cash offer which is very attractive for shareholders. It gives them certainty in value, and the whole deal could get done by November, we will follow the process.

Diviya Nagarajan

Right. Just one more question, this company has around 68% exposure to SAP implementation and over the last couple of quarters, especially we have seen ERP revenue come down for most spenders including Infosys in terms of growth. What is the rationale for acquiring this at this point in time especially with the kind of valuations that we have acquired this at?

V. Balakrishnan

This is a niche SAP consulting company, okay. One, we will expand our presence in the high-end consulting in this space. Number two, SAP is one of the fastest growing segments within the enterprise solutions and number three, this will also help us to win some of the transformational deals which are out in the market place. So, I think it is the most strategic deal which will enlarge our presence in consulting and we are doing the deal in the right space, at the right time, at the right value.

Diviya Nagarajan

Right, thanks and all the best.

V. Balakrishnan

Thank you.

Moderator

Thank you very much ma’am. Next, we have Mr. Krishnan from Spark Capital.

Krishnan

Hi. Just had a few questions regarding ESOPs, like the employees would be given fresh ESOPs in Infosys post merger? How do we retain the talent generally in a consulting company, how do you plan to retain the talent?

V. Balakrishnan

Well, it is too early in the process. We have just started the process. At the end of the process, we will work with the management and try to put in some kind of retention scheme. It is too early to talk about it.

Krishnan

Okay. And just regarding the government, I mean public sector revenues, is it possible to give breakup for the public sector revenues, how much of revenue is from government-related project?

V. Balakrishnan

These are all not public information. Tomorrow, they have an earnings call, they are releasing the numbers. You can get into the call and ask all these questions.

Krishnan

Sure, okay. And any detail on the order book, I mean order book, is it a public information by the way?

V. Balakrishnan

No, that is not public

Krishnan

Okay, thanks a lot

Moderator

Thank you very much sir. Next in line, we have Mr. Dipen Shah from Kotak Securities.

Dipen Shah

Yeah, I had a couple of questions. First of all, could we know the organic growth which the company has had in top end and bottom end over the past two to three years because the company has grown through acquisitions, that is the first part. And the second one is can you elaborate slightly more on the possible offshoring strategy which you might adopt after the acquisition is complete. Thanks very much.

V. Balakrishnan

No, no, they had done some 11 acquisitions in the past and their acquisition is mainly to get strategic presence in some of the geographies which they lack. There is no breakup of organic and inorganic growth because when they do acquisition, they quickly integrate that company and it forms part of the regular revenues. The whole idea of doing this is it will put us in a higher space in transformational deals which is very important for us. There are a lot of transformational deals out in the market. The combination will get access to those deals and that could drive up our growth and flow through revenues. Today, what they lack is global reach, the financial backing and also the scale. I think the combination will give them to get more into the transformational deal space.

Dipen Shah

Okay. Thanks very much.

Moderator

Thank you very much sir. Next in line, we have Mr. Rishi Maheshwari from Centrum Broking.

Rishi Maheshwari

Hi. Good evening and congratulations on the acquisition. My question relates to the offshoring again. If you are able to offshore considering this is a high-tax region, I guess they are almost paying full tax of 30% and above, is it possible that we can offshore most of the part that we do to the SEZ? Under the current SEZ law, does it permit to offshore from an acquired entity to the SEZ?

V. Balakrishnan

No, no, look, today we operate in both STP and SEZ. STP tax holiday will go up in the next year. Then we have the SEZ. All incremental growth for Infosys, we are trying to put it in the SEZ. So, this combination creates incremental growth that we can use the SEZ to now cater to the clients’ requirements.

Rishi Maheshwari

Okay. So, from what I understand the part of the incremental growth that comes from Axon can also be shifted to the SEZ, right?

V. Balakrishnan

Yeah, yeah, yeah.

Rishi Maheshwari

Alright, fine. And any growth targets that you assumed towards from Axon?

V. Balakrishnan

No, as I said, there is a long process, we have just started the process. Once the scheme becomes effective and we are able to buy 100% of the company, we will talk about that. It is too early in the process.

Rishi Maheshwari

Right, right. Thanks so much.

Moderator:

Thank you very much sir. Next in line, we have Mr. Sandeep Shah from ICICI Securities.

Sandeep Shah

Yeah sir, congratulations on the good acquisition. Sir, just wanted to know whether the 2007 revenue figures includes all the acquisitions or are there any acquisitions which have been done in the calendar year 2008?

V. Balakrishnan

It includes all the acquisitions they have done till December. They could have done some more acquisitions which we don’t know. When they announce the numbers tomorrow, they will talk about that.

Sandeep Shah

Okay. So, this revenue figure of 2007 may increase by those acquisitions?

V. Balakrishnan

Well, if they have done acquisition, it will increase

Sandeep Shah

Yes, okay. And sir any clue what will be the reduction on the cash on balance sheet after the dividend?

V. Balakrishnan

They normally declare an interim dividend. I don’t know how much they are going to declare, we will know tomorrow, but they have enough cash to run their business.

Sandeep Shah

Yeah. And third, last, on the offshoring plan, can you share the details, like it seems like their average pricing per employee always needs to be higher, so what is your plan in terms of offshoring?

V. Balakrishnan

No, no, look, this deal is not about offshoring the existing business. This deal is about getting into the strategic consulting space, winning large transformational space. Offshoring is one more where we give the scale to the clients to make sure we have the ability to cater to the clients’ requirements from across the globe but this deal is all about strategic nature. We want to get into transformation space. We want to get into consulting space. So, this deal is all about that.

Sandeep Shah

Okay, okay. And sir you believe post integration, the top clientele mix is likely to change after Axon coming into picture?

V. Balakrishnan

Well, we will talk about this in November once the scheme is complete. It is too early in the game to talk about all that.

Sandeep Shah

And what would be the effective date of consolidation, like you are saying by November the formalities will get over, so post that, it will be immediately consolidated?

V. Balakrishnan

Yeah, November, the process gets complete. In December, the payment will be made and the stock would get delisted. So, if everything happens as per schedule, the numbers could get consolidated in the fourth quarter of this fiscal year for us.

Sandeep Shah

Okay. Thanks and all the best.

V. Balakrishnan

Thank you

Moderator

Thank you very much sir. Next in line, we have Mr. Nitin Padmanabhan from Centrum Broking.

Nitin Padmanabhan

Yeah, this is…you mentioned that you are looking at large transformational deals and that is what will give you as a capability, so prior to what Axon was, how large would those deals be and how large could it be?

S. Gopalakrishnan

See, we have about 100 clients with whom we are doing SAP work. We have 2,100 consultants. This practice has been growing at about 65%. So, this is about actually increasing our scale and reach and ability to participate in large transformational deals. With the combination, we get another close to 2,000 employees. With this, we get many more clients with whom we can work, we can cross-sell etc. and their presence in multiple geographies, multiple countries including a delivery center in Malaysia. So, it significantly enhances our global reach and ability to work on large transformational deals. Now, when we talk about large transformational deals, we are really talking about deals which are $ 30-50-100 million etc. size. So really, the deals we want to go after together.

Nitin Padmanabhan

But our scope of those large deals which we have already mentioned is $ 30-60-100 million, would that increase significantly or that would be the same?

S. Gopalakrishnan

It should increase and we can also look at many more deals where we can participate

Nitin Padmanabhan

Right, it would probably boost our hit rate is what you are saying?

S. Gopalakrishnan

Hit rate and the numbers we can handle, right.

V. Balakrishnan

Both the value and the numbers.

Nitin Padmanabhan

Right. And with regard to the geographies, where exactly are these guys particularly strong as compared to us?

S. Gopalakrishnan

UK and US is where they have a significant presence.

Nitin Padmanabhan

Okay. As compared to us, are they significantly stronger there?

S. Gopalakrishnan

Infosys is stronger in US. We get 28% of our revenues from Europe and about 62% from North America. So, they are more in UK than US.

Nitin Padmanabhan

Right. Fine, fair enough. Thank you.

Moderator

Thank you very much sir. Next in line, we have Mr. Abhishek from SIG

Abhishek

Hi. Congratulations on an acquisition. I just wanted to know what would be the cash outflow in Q3 and Q4 or specifically what would be the cash outflow schedule. Thanks.

S. Gopalakrishnan

So I just thought I will clarify. We have started the process of acquisition by making an offer. By end November, we hope this process will get completed. So, the acquisition is not over, I just wanted to clarify. So, current offer puts the equity value at GBP 407.1 million. So, that is what we will look at from a cash perspective.

Abhishek

Okay. My question would be more specific to the cash flow statement. How should we look at the cash flow statement and how would be the offshore look like on a quarterly basis?

V. Balakrishnan

As I said, it is too early in the game to talk about all that. Once the scheme becomes effective and we are able to buy the company, we will include that in all our future projections.

Abhishek

Okay, thank you.

Moderator

Thank you very much sir. Next in line, we have Mr. Hitesh Punjabi from Religare Securities.

Hitesh Punjabi

Good evening to the management and congratulations on the acquisition. My question is regarding the consulting business of Axon. I just heard the management referring around 20% of Axon’s revenue comes from consulting, the high-end consulting, what would be our expectation on that front, how much would be the downstream revenues that we expect out of this particular consulting business?

S. Gopalakrishnan

See, this again is too early to say how we will take this forward. We will have to close the deal. Definitely we see synergies in the ability to participate in large deals, in the ability to successfully execute leveraging the strength of both the organizations. It increases our delivery capabilities around the world at customer site, in different geographies as well as in locations like Malaysia, India, etc. So overall, our capability to deliver anywhere in the world increases because of this.

Hitesh Punjabi

Yeah. Just to take that forward, as in how much of success has Axon achieved in converting the big consulting business in downstream revenues because the system implementation part is 68% of revenue as consulting is 20%, shouldn’t it be on a higher side or so?

V. Balakrishnan

No, no, look, today 20% of the revenue comes from high-end consulting, balance 80% comes from implementation and other business. Today, they are not able to win some of the large transformational deals because they don’t have the size. The combination will provide them the size to win some of the transformational deals which could have a large component of consulting. That is what we are looking for.

Hitesh Punjabi

Fair enough, I understand that. Also one more thing, is there any chance of competitive bidding from the competitors for the company?

S. Gopalakrishnan

See, we have made our offer. So, that is where we are at this point. We do not want to speculate on what will happen.

V. Balakrishnan

Yeah, it is a hypothetical question.

Hitesh Punjabi

Fair enough, thank you, all the best.

Sandeep Mahindroo

Thanks. Suresh, can we move on to the international participants’ line now.

Moderator

Sure sir. At this moment, I would like to hand over the floor to international moderator for the Q&A session. Over to you Ameena.

International Moderator

Thank you Suresh. We will now begin the Q&A session for participants connected to the international bridge. Please press 01 to ask a question. The first question, we have Mr. Trip Chowdhry on the line sir.

Trip Chowdhry

Thank you and congratulations on a good acquisition. I have a few questions. Since the information is not complete, could you let us know what price to earning multiple you gave and what price to sales multiple you gave for the company.

V. Balakrishnan

Well, if you look at the 2008, sorry 2007 numbers, they had GBP 204 million of revenues. So, when you value add GBP 407 million for the company on a diluted basis, the value to sales comes to around 1.99 times. The net profit last year, that is December 2007 was GBP 20.2 million pounds, so that may work out to a PE of something around 20.

Trip Chowdhry

Okay, perfect. Now, also I was wondering in terms of the organization structure of the company acquired, is it more closer to the way you are structured organizationally or the company is more structured towards the partnership model like Accenture has or is it a unique company in its own?

S. Gopalakrishnan

It is structured very similar to us in terms of their working, etc. They have industry focus as well as geographical focus. They have a professional management with a publicly listed company. So it is along the similar lines of Infosys.

Trip Chowdhry

Now, another question I had was they are 2,000 people and they do business in 30 countries and you are almost 80,000 people and you do business in 20 countries. I mean that is a quick snapshot I got from presentation. I was wondering do you think this company is is spread out too thin or there is something these guys do very well and they have very strong relationships with few companies but across the whole world?

S. Gopalakrishnan

See, primarily their revenues come from UK and US but when you work with global companies, it is possible that they have operations all around the world. So, that is how you go into different countries, but their revenue primarily comes from UK and US, UK number one and US number two, and they are very focused, SAP practice is very focused, they are a specialist in this space and they are one of the leading independent SAP consulting company.

Trip Chowdhry

A last question, I am seeing their operating margins increasing steadily, what would be the reason for that, are they doing some offshoring the way you guys do or there is something repeatability in the business or they have a more de-linear business than you have? Thanks again and congratulations.

S. Gopalakrishnan

Thank you. It is many of the factors you talk about, they have some tools, techniques etc. They have an offshore facility in Malaysia. So, it is a combination of all the above.

International Moderator

Thank you. Next question, we have Mr. George Price from Stifel Nicolaus.

George Price

Hi. Thanks very much. I just realized it is a little early, but what impact does this have to your current fiscal 09 guidance, are you giving any updates along those lines?

V. Balakrishnan

It is too early. As we said, the whole scheme process has to go through. We have to acquire the company. So, when we complete the process, we will give an update.

George Price

Bala, based on the offer that you made and the guidance that you have given, assuming the offer that you make goes through, is this deal accretive?

V. Balakrishnan

Well, if you look at the numbers last year, they had GBP 204 million of revenue with GBP 20 million of net profit. Their margins are lower than what we have for Infosys. Over a longer period of time, we have to work together and see how we can improve that. As I said, it is too early in the process. When we complete the offer, when we work out all the synergies together, we should be able to give a better idea of that, not now.

George Price

Okay. Their operating margins, if you go back to the last question, improved meaningfully last year about 200 basis points while the gross margins actually went down 100 basis points year-over-year, so it looks it was basically all SG&A driven and SG&A looks like it came down a bit in 06 as well. So, just to the prior answer talking about offshoring in Malaysia and tools and techniques and so forth, I would have expected that stuff to be in cost to sales. So I guess, what has been going on in terms of the lower SG&A in the operating margin?

V. Balakrishnan

George, these are the questions which need to be directed to COO of Axon. They have an earnings call tomorrow. Probably you can participate and ask them because some of these are not public information.

George Price

Okay. Last question, client concentration, do you have any figures on that?

V. Balakrishnan

Well, they have high concentration with some of the clients but that is understandable because the company is small and when they do a couple of large transformational deals, the client’s concentration increases. So when we combine together, that may not be a risk.

George Price

Bala, can you quantify the client concentration at all?

V. Balakrishnan

No my friend

George Price

Thank you

International Moderator

Thank you sir. Next question we have Mr. David Crowe from CPEM.

David Crowe

Hi there. Could you first of all tell me what the future will be for the 2,000 employees that Axon has? You said that that was complimentary, so does that mean there won’t be any job losses and secondly what about the CEOO at Axon, Steve Cardell, will he be staying on or will he be leaving the company?

V. Balakrishnan

Well, we are acquiring the company for the strong management they have and also the high-end consultants they have. So we have to leverage upon them and grow this business. So, it is very important for us that people stay and make this whole thing work. So, we believe that management will continue and we will use them as a beachhead to leverage and get more into transformational business space.

David Crowe

Okay. Can I double-check that Steve Cardell will stay on then you think?

V. Balakrishnan

Well, he is part of the management. When I said management will stay, he will stay.

David Crowe

Okay, that’s all. Thank you.

International Moderator

Thank you sir. Next question, we have Mr. Mark Marostica from Piper Jaffray.

Mark Zgutowicz

Hi. Actually it is Mark Zgutowicz for Marostica. Just regarding this SAP practice, I am just curious where this acquisition would put you in terms of the consultant capacity that you will need or want through FY09 or FY10 with the additions here.

S. Gopalakrishnan

It will significant move us in the direction we want. They have about 2,000 employees and most of them are the consulting type and definitely it will move us in the right direction. It will accelerate our ability to do large transformational projects, leveraging SAP as the underlying package.

Mark Zgutowicz

Okay. If you look at your SAP practice as a whole, does this put you say half of the way there in terms of what you want, in terms of full consultant capacity or can you quantify that better?

S. Gopalakrishnan

So, we have about 2,100 consultants in the SAP practice. This gives us an additional close to 2,000 consultants. It gives us access to their client base which is very important and strategic for us. It allows us to cross-sell into that. It allows us to leverage their presence in Malaysia over and above our presence in India. So, there are many, many strategic reasons why this is important. Now, where do you want us to be few years from now, we have not quantified or stated that, but definitely it immediately gives us an access to another 2,000 consultants and business of course, business comes with that.

Mark Zgutowicz

Okay, great. And just regarding integration, can you just talk about sort of what you see going smoothly here with this integration and then also what are potentially some challenges on the integration side, how you plan to operate this company?

S. Gopalakrishnan

See, they are a very well-respected, well-run company, the management has supported to participating in irrevocables and things like that, so, we are confident that the integration would work and that is the reason why we are going through this.

Mark Zgutowicz

Okay. Just a final question, you touched on this a bit, but just looking at the operating margin differentials, is there anything you can just speak to in terms of where that differential comes from.

S. Gopalakrishnan

The model is different. They are in a different country and things like that. So the model is different. Our aspiration always has been that we would get one of the best margins in the industry and that principle has not changed and we will work towards that. As Bala said, we will work towards that goal.

Mark Zgutowicz

Okay. With your UK and European margins, are they comparable to what we see here or they…can you quantify sort of where you are relative to this company within Europe?

S. Gopalakrishnan

So the model is different, when we do some work, we have significant effort delivered from offshore. So, in that sense our margins are definitely higher when we do European work and things like that and when you look at this you need to see, in the SAP space we are getting business, we are getting consultants, we are getting access to these clients which we can cross-sell and get significant, downstream opportunities and larger transformational deal and definitely we will work towards enhancing the margins towards Infosys level.

Mark Zgutowicz

Okay, great. Thanks very much.

International Moderator

Thank you sir. Next question, we have Mr. David Grossman from Thomas Weisel, USA.

S. Gopalakrishnan

Hi David

David Grossman

Hi Kris, how are you?

S. Gopalakrishnan

Good

David Grossman

I just have a quick followup question, in terms of their operating model, what is their ratio right now of offshore to onsite work, given that they have this facility in Malaysia?

S. Gopalakrishnan

So David, this is not, public information at this point, we can’t talk about it. So our objective is to leverage our offshore going forward as we look at newer opportunities and things like that.

David Grossman

So, as you look at the gross or the base that we should be able to evolve at maybe and improve or increase I should say, the ratio of offshore to onsite.

S. Gopalakrishnan

Yes, going forward.

David Grossman

I see. And in terms of the cash, the consideration for the deal, can you give us an idea, is all that due at closing?

V. Balakrishnan

Yeah, yes

David Grossman

Okay and Bala what is rate of return that you are getting right now on your idle cash?

V. Balakrishnan

On the idle cash, pre-tax may be getting around 9%-10%. Post tax, it could be around 6%-7%.

David Grossman

Great. Thanks very much and congratulations.

S. Gopalakrishnan

Thanks David

International Moderator

Thank you sir. Next question, we have Mr. Devang Kothari from JMP Securities.

Devang Kothari

Hello. Most of my questions have been asked but could you tell us what consideration would be net of the cash that they have on the books?

V. Balakrishnan

Well, the consideration is GBP 407 million, it is on a gross basis based on outstanding shares plus dilutive options. They have some cash left out in the balance sheet that is not part of this transaction value.

Devang Kothari

And how much is there right now, I know they have a dividend that they may declare when they announce the results, but how much cash do they have right now on the books?

V. Balakrishnan

They have close to GBP 25 million in the balance sheet as of December 2007, that is a public number. They will be announcing their numbers for half year tomorrow. So that will give you an idea of what is the current cash position for them.

Devang Kothari

Okay, that’s it. My questions have been asked, thank you.

S. Gopalakrishnan

Thank you.

International Moderator

Thank you sir. Next question, we have Mr. ______

Male Speaker

Hello and congratulation for your acquisition. My question would be on your directions for the Axon international worldwide network of independent consultancies.

S. Gopalakrishnan

So, definitely we are looking at this acquisition as a way to enhance our presence and increase our ability to participate in large deals. We are operating in a space which is growing for us, for us the growth rate over the last few years has been about 65%. For Axon, if you look at their numbers, they have been growing till last year about 42%. So, we are operating in a space which is high growth and we are hoping that we can leverage their client base, their people and look at continuing to grow significantly in the future and we are doing this acquisition so that we can leverage all these employees.

Male Speaker

Okay. But I was more thinking about this network of partnership that Axon leaves through the Axon international kind of association. I mean companies with which Axon Group works like GFI, Balance, Everis, Acando, IT-Intelligence, those people they form the actual international network.

S. Gopalakrishnan

We have to wait till the transaction is complete, we have just made an offer. Definitely we would look at leveraging the alliances they have just like we would leverage the alliances we have

Male Speaker

Okay thank you

Sandeep Mahindroo

Can we take one last question?

International Moderator

Thank you sir

Sandeep Mahindroo

Are there any further questions?

International Moderator

Yes. Next question, we have Mr. Ed Caso from Wachovia.

S. Gopalakrishnan

Hi Ed

Ed Caso

Hi. Good evening. Thanks for taking my question. Since you didn’t want to answer the question directly, maybe I will ask it indirectly. Can you talk a little bit about your philosophy on dilution or accretion for acquisition?

S. Gopalakrishnan

See clearly, we want to long term work towards industry best margins. That has always been the philosophy of the company. The revenue growth, in the past we have had good growth and we are working in a space where we are seeing high growth. So this would help us in expanding our presence in this space, participating in large transformational deals. It will enhance our capability in the SAP space. We would be considered as a leading player in this space and our aim, our goal is to aim for good growth with good margins. We have always believed in aiming for the best margins in the industry and we will work towards that.

Ed Caso

Alright. I will ask another one should you not going to answer. This is a large deal, I assume this is your largest by far as far as the percent of increasing your revenue base, roughly 9% to 10% sort of increase in your revenue run rate.

S. Gopalakrishnan

Yes, it is

Ed Caso

Is it a change in your approach, are you now looking to do larger transactions?

S. Gopalakrishnan

So as we have always been open to acquisitions, but we said that we have to find a strategic fit, we want to find the right company, we want to find a management we respect, a leadership, we respect, we want to find a company which can be acquired and integrated. So, if we find something like that, we would do it. That has been always our stand and in this case, we have found all these are correct and so we have made the offer today.

Ed Caso

Right, thank you.

S. Gopalakrishnan

Thanks Ed

Sandeep Mahindroo

Thanks everyone. This brings us to the conclusion of this call. If you have any further questions, please feel free to contact us. We look forward to talking to you again in future. Thanks and have a good day.

S. Gopalakrishnan

Thanks everyone.

Moderator

Thank you very much sir. Ladies and gentlemen, thank you for choosing WebEx Conferencing Service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.